Exhibit 99.1

Seabras Sapura Q2 2021 - Summary Financials

Seabras Sapura 1H 2021 P&L

	Quarter
	ended	Quarter
	March 31,	ended June
($ in millions)	2021	30, 2021		1H 2021
Operating revenues	$77		$85	$162
G&A	3		3	6
Net operating income	19		20	39
Net income	14		5	20
Seadrill ownership percentage	50%		50%	50%

Share of net income / (loss)	$7		$3	$10
Amortization of basis differences	(4)		(5)	(9)

Share in results from Seabras (net of tax)	$3	-$	2	$1
Memo:
EBITDA	38		39	76
CapEx	5		7	12
Unlevered FCF	37		33	71
Backlog				770
Guidance:
2021 Full year CapEx	40

Seabras Sapura Q2 2021 Balance Sheet

Quarter
ended June
($ in millions)	30, 2021
Cash and cash equivalents	$70
Other current assets	89
Long term restricted cash	8
Other non-current assets	1,433
Current liabilities	(517)
Non-current liabilities	(335)

Net Assets	$748
Seadrill ownership percentage	50%

Seadrill share of book equity	$374
Shareholder loans held as equity	115
Basis difference allocated to rigs	(343)
Basis difference allocated to contracts	77

Total adjustments	(151)

Book value of Seadrill investment	$223
Memo:
External Debt	$405

Seadrill New Finance Limited expects to publish a Fleet Status report for Seabras Sapura in the near future and expects to publish the Fleet Status report and financial information on a periodic basis